UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

      For the fiscal year ended December 31, 2002

OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from ______________ to ______________

      Commission file number 1-5128

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Meredith Savings and Investment Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Meredith Corporation
      1716 Locust Street
      Des Moines, Iowa 50309-3023

MEREDITH SAVINGS AND INVESTMENT PLAN
Financial Statements and Schedule
December 31, 2002 and 2001
(With Independent Auditors' Report Thereon)

MEREDITH SAVINGS AND INVESTMENT PLAN

Table of Contents

Independent Auditors' Report

Meredith Savings and Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Meredith Savings and Investment Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Meredith Savings and Investment Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of Meredith Savings and Investment Plan taken as a whole. The supplemental information included in schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Des Moines, Iowa
June 6, 2003

MEREDITH SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets:
Investments:
Meredith Corporation Common and Class B stock (note 2)	$34,831,557	$34,477,084
Managed variable return funds	106,269,016	118,798,951
Total investments	141,100,573	153,276,035

Receivable	1,585	-
Net assets available for benefits (note 3)	$141,102,158	$153,276,035

See accompanying notes to financial statements.

MEREDITH SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001

	2002	2001
Income:
Contributions:
Employer	$4,607,077	$4,604,198
Employee	11,556,309	10,699,466
	16,163,386	15,303,664
Investment income:
Dividends	665,513	1,058,835
Interest	252,369	14,556
	917,882	1,073,391
Net unrealized depreciation in investments during the year	(14,851,852)	(7,210,259)
Total income	2,229,416	9,166,796
Expenses:
Benefits and withdrawals paid to employees	14,331,390	27,470,475
Management fees	71,903	98,070
Total expenses	14,403,293	27,568,545
Decrease in net assets available for benefits	(12,173,877)	(18,401,749)
Net assets available for benefits:
Beginning of year	153,276,035	171,677,784
End of year	$141,102,158	$153,276,035

See accompanying notes to financial statements.

MEREDITH SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Meredith Savings and Investment Plan (the Plan) have been prepared on an accrual basis and are subject to the provisions of the Employee Retirement Income Security Act of 1974.

(b) Description of Plan and Plan Changes

The following brief description of the Plan provides general information only. Participants should refer to the Plan Document for more complete information.

On a pre-tax basis, employees may contribute a maximum of 50% of their compensation to the Plan, subject to certain limitations. Meredith Corporation (the Company) matches 100% of the first 3% of a participant's eligible compensation contributed to the Plan and 50% of the next 2% of a participant's eligible compensation contributed to the Plan. Company matching contributions are invested in the same investment options as the employee contributions.

In November 2002, Principal Financial Group became the Plan Trustee; prior to that date, the Trustee was Wells Fargo Bank Minnesota, N.A. As a result of the change in Trustee, the investment options available to Plan participants were modified.

(c) Plan Administration and Management

The Plan is administered by the Meredith Savings and Investment Plan Committee, whose members are appointed by certain officers of the Company under authority granted by the board of directors. Under terms of a trust agreement, the trustee receives contributions, invests and safekeeps such contributions and investment income thereon, and makes distributions, all in accordance with the terms of the Plan.

Fund management fees are deducted from the applicable funds. Other administrative costs, such as audit fees and certain investment management fees, are paid directly by the Company.

(d) Investment Valuation

Investments in the Company's common and Class B stock and managed variable return funds are stated at fair value.

Securities transactions are accounted for on the trade date.

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MEREDITH SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(2) Investments

Through August 31, 1998, investments in common stock of the Company were purchased directly from the Company at a price per share equal to the lower of the month-end closing price or the average daily closing price for the calendar month of the Company's shares as reported in the New York Stock Exchange (NYSE) composite transactions. Since September 1, 1998, common stock of the Company has been purchased at the daily closing price as reported in the NYSE composite. This change to unitized accounting was necessary as participants can change investment options or perform transfers daily. No Class B stock of the Company is publicly traded or available for sale. All Class B shares, however, are convertible to shares of the Company's common stock on a one-to-one basis.

The Plan held shares of the Company's common stock and Class B stock at December 31, 2002 and 2001 as follows:

	2002	2001
Common stock shares	809,508	898,883
Class B shares	41,382	58,190

The market value of the Company's common and Class B stock as reported in the NYSE composite transactions was $41.11 per share at December 31, 2002 and $35.65 per share at December 31, 2001. Included in the carrying value of common and Class B stock is cost of $11,856,919 and $13,202,362 at December 31, 2002 and 2001, respectively, and unrealized appreciation of $22,974,638 and $21,274,722 at December 31, 2002 and 2001, respectively.

The fair value of individual investments that represent 5% or more of the Plan's assets at December 31, 2002 and 2001 were as follows:

	2002	2001
Meredith Common and Class B Stock	$34,831,557	$34,477,084
Principal Large-Cap Stock Index	24,000,821	--
Principal Partners Large-Cap Blend	16,498,819	--
T-Rowe Price Small-Cap Stock Fund	8,529,387	--
Vanguard Institutional Index Fund	--	32,847,703
Vanguard Total Bond Market Index Fund	10,125,189	--
Wells Fargo:
Diversified Equity Fund	--	21,401,543
Small Company Growth Fund	--	11,841,560
Stable Return Fund	30,388,062	24,009,767

(3) Plan Benefits and Termination

Participants are immediately vested in their contributions and the Company's matching contribution to the Plan.

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

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MEREDITH SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(4) Income Taxes

The Company received a tax determination letter dated January 17, 2002 from the Internal Revenue Service which states that the Plan qualifies under the provisions of Sections 401(a) and 501(a) of the Internal Revenue Code and is exempt from federal income taxes. Continued qualification of the Plan will depend on operation of the Plan in compliance with the Internal Revenue Code.

Participating employees are not obligated for income taxes until distributions are made to them and then only to the extent that such distributions, including the effect, if any, of "net unrealized appreciation," exceed their after-tax contributions, if applicable.

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MEREDITH SAVINGS AND INVESTMENT PLAN	Schedule 1
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 2002 and 2001

		Fair
Identity	Shares	value
2002:

Meredith Corporation*:
Common stock shares	809,508	$33,130,347
Class B shares	41,382	1,701,210
Principal Funds*:
Bond & Mortgage		667,220
Large-Cap Stock Index		24,000,821
Life Time 2010		1,311,318
Life Time 2020		270,118
LifeTime 2030		5,337,231
LifeTime 2040		35,873
LifeTime 2050		29,953
LifeTime Str Inc		33,061
Principal Partners Funds*:
Large-Cap Blend		16,498,819
Mid-Cap Blend		3,418,463
Putnam International Growth A		5,623,501
T. Rowe Price Small-Cap Stock		8,529,387
Vanguard Total Bond Market Index		10,125,189
Wells Fargo Stable Return		30,388,062
		$141,100,573
2001:

Frank Russell Fixed Income		$7,093,454
Janus Overseas		7,098,324
Meredith Corporation*:
Common stock shares	898,883	32,382,679
Class B shares	58,190	2,094,405
MFS Capital Opportunities		3,184,989
Morgan Stanley Dean Witter:
MAS Mid Cap Value		4,288,945
Premixed Option A		857,155
Premixed Option B		6,175,511
Vanguard Institutional Index		32,847,703
Wells Fargo Funds*:
Diversified Equity		21,401,543
Small Company Growth		11,841,560
Stable Return		24,009,767
		$153,276,035
* Party-in-interest

See accompanying independent auditors' report.

-7-    (Continued)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MEREDITH SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Dated: June 27, 2003	By: /s/ Suku V. Radia
Suku V. Radia
Member of the Savings and Investment Plan Committee and
Vice-President-Chief Financial Officer of Meredith Corporation
(Principal Accounting and Financial Officer
of Meredith Corporation)

Index to Exhibits

Exhibit Number	Item

23	Independent Auditors' Consent

99	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

E-1